Exhibit 7.2

CHIEF MARKETING OFFICER AGREEMENT

THIS AGREEMENT is dated as of July 1, 2016 (the “Effective Date”), by and between Medivie USA Inc., a Nevada corporation, (the "Company"), and Dwight Anderson (the "CMO") (the CMO and Company each a “Party” and collectively the “Parties”).

WHEREAS, the Company desires to employ the CMO, and the CMO desires to be employed by the Company, upon the terms and conditions set forth herein.

NOW, THEREFORE, upon the terms and conditions set forth in this Agreement, and in consideration of the premises and the mutual covenants set forth below, the Parties hereby agree as follows:

1. Appointment. The Company hereby appoints the CMO to act as the Company’s Chief Marketing Officer and the CMO hereby accepts such appointment, on the terms and conditions set forth below.

2. Position and Duties. The CMO shall serve as the Chief Marketing Officer of the Company, with such duties, authority and responsibilities as are normally associated with and appropriate for such position as determined by the Chief Executive Officer of the Company. The CMO shall devote such working time, attention and energies (other than absences due to illness or vacation) as necessary for the performance of his duties for the Company.

3. Place of Performance. The CMO shall perform his duties at such place of the CMO’s choosing, and shall not be required to relocate to any other location.

4. Compensation.

(a)	Beginning upon the Effective Date, the Company shall pay the CMO a salary of $500 per month through completion of the Company’s securities offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Offering”); however the total of such salary will be paid to the CMO after completion of the Offering.

(b)	After completion of the Offering., the Company shall pay the CMO a rate of $5,000 per month for a minimum of 50% of the time normally associated and appropriate for such position as determined by the Chief Executive Officer of the Company.

(c)	Three months following completion of the Offering, the Company and the CMO will review the appointment to negotiate revised compensation and terms.

5. Termination. The appointment contemplated hereunder is an at-will appointment and, as such, the Company shall have the right to immediately terminate the CMO's appointment at any time, with or without cause.

6. Confidential Information. Except as may be required or appropriate in connection with his carrying out his duties under this Agreement, the CMO shall not, without the prior written consent of the Company or as may otherwise be required by law or any legal process, or as is necessary in connection with any adversarial proceeding against the Company (in which case the CMO shall cooperate with the Company in obtaining a protective order at the Company's expense against disclosure by a court of competent jurisdiction), communicate, to anyone other than the Company and those designated by the Company or on behalf of the Company in the furtherance of its business or to perform his duties hereunder, any trade secrets, confidential information, knowledge or data relating to the Company and its businesses and investments, obtained by the CMO during the CMO's Appointment by the Company and that is not generally available public knowledge (other than by acts by the CMO in violation of this Agreement).

7. Injunctive Relief. In the event of a breach or threatened breach of this Section 6, the CMO agrees that the Company shall be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach, the CMO acknowledging that damages would be inadequate and insufficient.

8. Authorization to Work. Because of Federal regulations adopted in the Immigration Reform and Control Act of 1986, the CMO will need to present documentation demonstrating that he has authorization to work in the United States.

9. Successors; Binding Agreement.

CMO's Successors. No rights or obligations of the CMO under this Agreement may be assigned or transferred by the CMO other than his rights to payments or benefits hereunder, which may be transferred only by will or the laws of descent and distribution.

10. Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered either personally or by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the CMO:

Dwight Anderson

352 Valley Brook Dr.

Lancaster, PS 17601

If to the Company:

Medivie USA Inc.

11319 Maple Street

Los Alamitos, CA 90720

11. Miscellaneous. No provisions of this Agreement may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by the CMO and by a duly authorized officer of the Company, and such waiver is set forth in writing and signed by the party to be charged. No waiver by either party hereto at any time of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The respective rights and obligations of the parties hereunder of this Agreement shall survive the CMO's termination of Appointment and the termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law principles. Any action to enforce the terms and conditions of this Agreement shall be brought in the New York State courts in and for the City of New York, New York.

12. Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

14. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any CMO, employee or representative of any party hereto in respect of such subject matter. Any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and canceled.

15. Section Headings. The section headings in this Appointment Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

CMO:	COMPANY:

MEDIVIE USA INC.

By: Dwight Anderson	By: Benjamin Rael-Brook
Chief Executive Officer